EXHIBIT 3.2.3

SECOND AMENDMENT TO BYLAWS OF GBANK FINANCIAL HOLDINGS INC.

(APPROVED BY BOARD OF DIRECTORS JULY 30, 2024)

This Second Amendment to Bylaws of GBANK FINANCIAL HOLDINGS INC., a Nevada corporation (the “Company”) is dated as of July 30, 2024 (the "Amendment") to comply with the approval from the Company’s Board of Directors pursuant to the Section 8.8.2 of the Company’s Bylaws dated December 6, 2017, as amended by that certain First Amendment to Bylaws dated April 23, 2019 (collectively, the “Bylaws”).

1.	Table of Contents. Article 2 DIRECTORS is amended to add “Vice Chairman of the Board” after “Chairman of the Board.”

2.	Section 2.6. Section 2.6 is deleted in full and replaced with the following:

Section 2.6 Chairman of the Board; Vice Chairman of the Board.

Section 2.6.1 Chairman of the Board. In the event that the Board of Directors elects to eliminate or not fill the Executive Chairman of the Board position as described in Section 4.5, then the Board of Directors shall elect a Chairman of the Board of Directors from the members of the Board of Directors who shall preside at all meetings of the Board of Directors and Shareholders at which he shall be present and shall have and may exercise such powers as may, from time to time, be assigned to him by the Board of Directors, these Bylaws or may be provided by applicable law. If the Executive Chairman of the Board position is eliminated or not filled, then all references in these Bylaws shall empower the Chairman of the Board to perform such function. For purposes of this Section 2.6, if the Corporation does maintain the Executive Chairman of the Board position, then it shall not appoint a Chairman of the Board.

Section 2.6.2 Vice Chairman of the Board. The Board of Directors may at its discretion elect a Vice Chairman of the Board from among the Directors. The Vice Chairman of the Board may be removed from that capacity by a majority vote of the Board of Directors. The Vice Chairman of the Board, if there be one, shall preside at all meetings of the Board of Directors and of the stockholders of the Corporation at which the Executive Chairman or Chairman of the Board, as applicable, is not present. In the Vice Chairman of the Board’s absence, any other director or officer of the Corporation designated by the Board of Directors shall act as chairman of any such meeting. The Vice Chairman of the Board shall perform all other duties as may be prescribed by the Board of Directors or these Bylaws. The Vice Chairman of the Board shall not, by virtue of that position alone, be deemed an officer of the Corporation. If at any time the Executive Chairman or Chairman of the Board, as applicable, position should become vacant because of resignation, death, disqualification or removal, the Vice Chairman shall succeed the Executive Chairman or Chairman of the Board, as applicable, until his or her successor shall have been duly elected and qualified in accordance with these Bylaws.

3.	Reference to Bylaws. After the date of this Amendment, any reference to the Bylaws shall mean the Bylaws as amended by this Amendment.

4.	Full Force and Effect. Except as expressly modified by this Amendment, the Bylaws are unmodified and this Amendment shall not impair the full force and effect of the Bylaws.

5.	Conflicts. To the extent that any of the terms herein conflict with the Bylaws, this Amendment shall control.

IN WITNESS WHEREOF, the undersigned the duly elected and appointed Executive Chairman of the Company has executed this Amendment as of the date written above and direct that it be filed with the corporate records of the Company.

Edward M. Nigro, Executive Chairman

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